UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ≤

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ≤                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ≤                     No ☒

Second Quarter Results 2018

Azul Reports Second Quarter Results

Adjusted net income totaled R$238 million, up R$277 million year over year

São Paulo, August 09, 2018 – Azul S.A., “Azul” (B3:AZUL4, NYSE:AZUL) the largest airline in Brazil by number of cities and departures, announces today its results for the second quarter of 2018 (“2Q18”). The following financial information, unless stated otherwise, is presented in Brazilian reais and in accordance with International Financial Reporting Standards (IFRS). Prior periods presented have been adjusted to reflect adoption of new IFRS accounting standards.

Financial and Operating Highlights for 2Q18

▪  Net income adjusted for non-recurring items1 totaled R$238.3 million, compared to a net loss of R$38.6 million in 2Q17.

▪  Adjusted operating income was R$75.8 million yielding a margin of 3.7% compared with R$98.8 million and a margin of 5.8% in 2Q17.

Financial results (R$ million)	2Q18[1]	2Q17	% ∆	1H18[1]	1H17	% ∆
Operating revenues	2,069.1	1,717.1	20.5%	4,282.5	3,595.5	19.1%
Operating income	75.8	98.8	-23.3%	351.7	308.0	14.2%
Operating margin	3.7%	5.8%	-2.1 p.p.	8.2%	8.6%	-0.4 p.p.
EBITDAR	521.4	470.0	10.9%	1,205.5	1,036.2	16.3%
EBITDAR margin	25.2%	27.4%	-2.2 p.p.	28.2%	28.8%	-0.6 p.p.
Net income	238.3	(38.6)	n.a.	448.8	19.7	2,176.6%
Net income per PN share (R$)	0.71	(0.12)	n.a.	1.33	0.07	1,917.5%
Net income per ADS (US$)	0.55	(0.11)	n.a.	1.03	0.06	1,530.2%

▪  Passenger traffic (RPKs) increased 17.4% over a capacity increase of 18.6% resulting in a load factor of 80.1%, 0.8 percentage points lower than in 2Q17.

▪  In addition to the double-digit growth in capacity, RASK and PRASK adjusted for the loss in revenue from the truckers’ strike in Brazil increased 1.6% and 1.1% year over year. Assuming a flat stage-length, RASK rose 8.1% year over year.

▪  Adjusted CASK ex-fuel increased 0.3%, despite the 12.2% devaluation of the Brazilian real. On an exchange rate neutral basis, CASK ex-fuel would have been lower by 5.1%.

▪  Net financial expenses decreased 26.9% from R$111.8 million to R$81.8 million due to lower average cost of debt and lower leverage year over year.

▪  At the end of 2Q18, our total cash2 and receivables1position totaled R$3.8 billion, representing 45% of the last twelve months’ revenues.

▪  Azul’s operating fleet totaled 121 aircraft at the end of the quarter, including 15 next-generation A320neo aircraft, representing 24% of total capacity.

▪  TudoAzul recorded a 38% year over year increase in gross billings ex-Azul.

▪  Azul cargo recorded a 64% year over year increase in revenue.

1 Adjusted for non-recurring items totaling R$283.3 million incurred in 2Q18 as detailed on page 12.

12 Includes cash and cash equivalents, short-term and long-term investments, and current and non-current restricted investments.

Second Quarter Results 2018

▪  For the eighth year in a row, Azul won the Skytrax award of Best Regional Airline in South America, and also Best Airline Staff.

▪  During the quarter, Azul maintained its leadership position on all customer satisfaction categories measured by ANAC’s customer platform, consumidor.gov.br

▪  Azul was the most on-time airline in Brazil in 1H18 with an on-time performance of 86.4% (FlightStats).

Recent Developments

On July 17th, Azul announced a letter of intent to acquire 21 Embraer 195-E2 aircraft, increasing its total firm order of E2s to 51. With deliveries starting in 2019, the new aircraft will be configured with 136 seats, 15% more than the current version. Combined with the significant fuel burn improvement of the next generation aircraft, Azul expects to operate the E2s at a 26% lower cost per seat and 14% lower cost per trip than the current generation Embraer jets operated by the airline. In addition to the operating cost savings, the E2s have the same type rating as the E1s, significantly lowering fleet transition and pilot training costs.

Second Quarter Results 2018

Management Comments

I would like to start by thanking our crewmembers for all their hard work during the past few months. The combination of high fuel prices, the weakening of the real, and the impact of the nationwide truckers’ strike made for a very challenging second quarter.  Nonetheless, we delivered a record second quarter net income excluding special items of R$238.3 million and are confident that the fundamentals of our margin expansion strategy are working as expected.

Our operating revenue adjusted for the lost revenue from the truckers’ strike was R$2.1 billion, an increase of 20.5% over the same period last year, mostly driven by a healthy demand environment, robust ancillary revenues, and an increase of 18.6% in capacity. Additionally, our average stage-length increased 13.1% to 987 kilometers in 2Q18 compared to 2Q17 and adjusting for that effect, RASK rose 8.1% year over year.

We delivered an adjusted operating profit of R$75.8 million, with an operating margin of 3.7% compared to an operating profit of R$98.8 million and an operating margin of 5.8% in 2Q17. The reduction in our operating result adjusted for special items was mostly due to the 12.2% devaluation of the Brazilian real, combined with a 20.2% increase in fuel prices.

We remain focused on executing on our margin expansion plan, as we continue to add larger, next-generation aircraft to our fleet. These aircraft are more fuel-efficient, resulting in lower unit costs and improving revenue across our network. On an exchange rate neutral basis, our adjusted CASK would have decreased 4.5%. Our fleet transformation process is on track; at the end of the second quarter we had 15 A320neos, representing 24% of our total capacity, and we expect to end the year with 20 A320neos, representing 27% of total ASKs in 2018.

Our cargo business also had another outstanding quarter. Cargo revenue grew 64% year over year, as we continue to expand our network and capacity with the introduction of larger aircraft to our fleet. We ended the first half of the year with a 14% share of cargo volume transported in Brazil, up four percentage points year over year.

Finally, our loyalty program TudoAzul maintained its strong growth pace, reaching almost 10 million members. We increased gross billings ex-Azul by 38% year over year, with the majority of this increase coming from sales to banking partners and Clube TudoAzul, further increasing our share of the Brazilian loyalty market.

We ended the quarter with a solid cash position of R$3.8 billion, representing 45% of our last twelve months’ revenue. As we have discussed, we hedged the unsecured bond we issued last year against currency fluctuations, contributing to the strong adjusted net income we delivered in this quarter. Our balance sheet is further protected against currency fluctuations through assets such as our security deposits, maintenance reserves, and our TAP convertible bond.

Our customers continue to recognize the special Azul experience delivered by our crewmembers.  For the eighth year in a row, we won the Skytrax award of Best Regional Airline in South America, and also Best Airline Staff. In addition, we continue to run Brazil’s best airline operation. We were the most on-time airline year to date, and the airline with best customer service in the country according to consumidor.gov.br.

In summary, we continue to demonstrate significant revenue growth across all parts of our business while at the same time transforming our fleet to deliver lower unit costs. The pillars of our margin expansion plan are working well and, as a result, I could not be more confident that we are well on our way to building a better Company with sustainable long-term competitive advantages.

John Rodgerson, CEO of Azul

Second Quarter Results 2018

Consolidated Financial Results

The following revised income statement and operating data have been adjusted for non-recurring events in 2Q18, and should be read in conjunction with the quarterly results comments presented below.  Prior periods presented have been adjusted to reflect adoption of new IFRS accounting standards.

Income statement (R$ million)	2Q18[1]	2Q17	% ∆	1H18[1]	1H17	% ∆

OPERATING REVENUES
Passenger	1,956.9	1,632.2	19.9%	4,068.7	3,422.0	18.9%
Other	112.2	85.0	32.0%	213.8	173.5	23.2%
Total operating revenues	2,069.1	1,717.1	20.5%	4,282.5	3,595.5	19.1%

OPERATING EXPENSES
Aircraft fuel	563.0	415.9	35.4%	1,140.2	881.6	29.3%
Salaries, wages and benefits	354.7	310.8	14.1%	688.5	600.8	14.6%
Aircraft and other rent	361.0	290.6	24.2%	688.1	571.1	20.5%
Landing fees	141.1	116.3	21.3%	286.0	231.3	23.7%
Traffic and customer servicing	92.7	83.4	11.2%	190.8	167.5	13.9%
Sales and marketing	77.6	68.6	13.0%	161.9	138.3	17.1%
Maintenance materials and repairs	146.5	129.3	13.3%	269.8	275.3	-2.0%
Depreciation and amortization	84.5	80.6	4.9%	165.7	157.2	5.4%
Other operating expenses	172.2	122.8	40.2%	339.7	264.3	28.5%
Total operating expenses	1,993.3	1,618.4	23.2%	3,930.8	3,287.5	19.6%
Operating income	75.8	98.8	-23.3%	351.7	308.0	14.2%
Operating Margin	3.7%	5.8%	-2.1 p.p.	8.2%	8.6%	-0.4 p.p.

FINANCIAL RESULT
Financial income	11.4	26.2	-56.6%	23.8	34.3	-30.5%
Financial expenses	(93.1)	(138.0)	-32.5%	(182.6)	(277.3)	-34.2%
Derivative financial instruments	300.1	(53.3)	n.a.	313.6	(105.5)	n.a.
Foreign currency exchange, net	(152.7)	6.8	n.a.	(152.9)	33.8	n.a.
Result from related party transactions, net	122.8	8.9	1282.7%	180.6	20.6	775.6%
Income before income taxes	264.2	(50.6)	n.a.	534.3	13.9	3,752.7%

Income tax and social contribution	0.3	(0.2)	n.a.	(1.0)	8.3	-112.4%
Deferred income tax	(26.2)	12.2	n.a.	(84.4)	(2.4)	3351.3%
Net income	238.3	(38.6)	n.a.	448.833	19.7	2,176.6%
Net margin	11.5%	-2.3%	n.a.	10.5%	0.5%	+10.0 p.p.

Weighted average of preferred equivalent shares	337,749,877	329,957,467	2.4%	336,794,954	298,457,467	12.8%
Fully diluted shares	345,827,617	341,187,184	1.4%	345,333,131	305,717,180	13.0%
Basic net income per PN share (R$)	0.71	(0.12)	n.a.	1.33	0.07	1,917.5%
Diluted net income per PN share (R$)	0.69	(0.11)	n.a.	1.30	0.06	1,915.5%
Basic net income per ADS (US$)	0.55	(0.11)	n.a.	1.03	0.06	1,530.2%
Diluted net income per ADS (US$)	0.54	(0.10)	n.a.	1.01	0.05	1,759.0%

1 Adjusted for non-recurring items totaling R$283.3 million incurred in 2Q18 as detailed on page 12.

Second Quarter Results 2018

Operating Data	2Q18	2Q17	% ∆	1H18	1H17	% ∆

ASKs (million)	7,062	5,956	18.6%	14,227	12,340	15.3%
Domestic	5,256	4,913	7.0%	10,648	10,313	3.2%
International	1,806	1,043	73.1%	3,579	2,027	76.6%
RPKs (million)	5,656	4,818	17.4%	11,547	10,015	15.3%
Domestic	4,091	3,875	5.6%	8,448	8,168	3.4%
International	1,565	943	66.0%	3,099	1,846	67.9%
Load factor (%)	80.1%	80.9%	-0.8 p.p.	81.2%	81.2%	+0.0 p.p.
Domestic	77.8%	78.9%	-1.1 p.p.	79.3%	79.2%	+0.1 p.p.
International	86.7%	90.4%	-3.7 p.p.	86.6%	91.1%	-4.5 p.p.

Average fare (R$) [1]	355	308	15.5%	366	313	17.0%
Revenue passengers (thousands)	5,506	5,306	3.8%	11,121	10,946	1.6%
Block hours	105,678	98,354	7.4%	211,507	204,449	3.5%
Aircraft utilization (hours per day)	10.8	10.2	5.1%	10.8	10.6	2.4%
Departures	64,774	63,922	1.3%	128,938	132,022	-2.3%
Average stage length (km)	987	872	13.1%	998	877	13.9%
End of period operating aircraft	121	123	-1.6%	121	123	-1.6%
Fuel consumption (thousands of liters)	249,125	221,258	12.6%	505,346	459,106	10.1%
Employees	11,122	10,683	4.1%	11,122	10,683	4.1%
End of period employees per aircraft	92	87	5.8%	92	87	5.8%

Yield per passenger kilometer (cents) [1]	34.60	33.87	2.1%	35.24	34.17	3.1%
RASK (cents) [1]	29.30	28.83	1.6%	30.10	29.14	3.3%
PRASK (cents) [1]	27.71	27.40	1.1%	28.60	27.73	3.1%
CASK (cents) [2]	28.23	27.17	3.9%	27.63	26.64	3.7%
CASK ex-fuel (cents) [2]	20.25	20.19	0.3%	19.61	19.50	0.6%
Fuel cost per liter	2.26	1.88	20.2%	2.26	1.92	17.5%
Break-even load factor (%)	77.2%	76.2%	+0.9 p.p.	74.5%	74.2%	+0.3 p.p.

Average exchange rate	3.61	3.21	12.2%	3.42	3.18	7.7%
End of period exchange rate	3.86	3.31	16.6%	3.86	3.31	16.6%
Inflation (IPCA - LTM)	4.39	3.00	46.4%	4.39	3.00	46.4%
WTI (average per barrel, US$)	67.91	48.15	41.0%	65.40	49.97	30.9%
Heating Oil (US$)	205.44	154.90	32.6%	203.00	159.53	27.2%
[1] Adjusted for revenues loss of R$51.2 million from truckers' strike.
[2] Adjusted for non-recurring expenses totaling R$232.1 million related to the truckers' strike and the sale of six E-Jets.

Operating Revenue

In 2Q18 Azul recorded an operating revenue of R$2.1 billion including a R$51.2 million revenue loss from the truckers’ strike, 20.5% higher than the same period last year, mostly due to a 19.9% increase in passenger revenue and a 32.0% increase in other revenue.

Passenger traffic (RPK) increased 17.4% on a capacity growth of 18.6%, representing a load factor of 80.1%, 0.8 percentage points lower than 2Q17. PRASK adjusted for the truckers’ strike increased 1.1% year over year, mostly due to an increase in yields of 2.1%. Additionally, our average stage length increased 13.1% to 987 kilometers in 2Q18 compared to of the same period last year. Adjusting for this increase, PRASK would have risen 7.6% year over year.

Other revenue increased 32.0% or R$27.2 million mainly due to the 64% increase in cargo revenue.

Second Quarter Results 2018

R$ cents	2Q18[1]	2Q17	% ∆	1H18[1]	1H17	% ∆
Operating revenue per ASK
Passenger revenue	27.71	27.40	1.1%	28.60	27.73	3.1%
Other revenue	1.59	1.43	11.3%	1.50	1.41	6.9%
Operating revenue (RASK)	29.30	28.83	1.6%	30.10	29.14	3.3%
Operating expenses per ASK
Aircraft fuel	7.97	6.98	14.2%	8.01	7.14	12.2%
Salaries, wages and benefits	5.02	5.22	-3.7%	4.84	4.87	-0.6%
Aircraft and other rent	5.11	4.88	4.8%	4.84	4.63	4.5%
Landing fees	2.00	1.95	2.3%	2.01	1.87	7.2%
Traffic and customer servicing	1.31	1.40	-6.2%	1.34	1.36	-1.2%
Sales and marketing	1.10	1.15	-4.7%	1.14	1.12	1.6%
Maintenance materials and repairs	2.07	2.17	-4.4%	1.90	2.23	-15.0%
Depreciation and amortization	1.20	1.35	-11.5%	1.16	1.27	-8.6%
Other operating expenses	2.44	2.06	18.2%	2.39	2.14	11.5%
Total operating expenses (CASK)	28.23	27.17	3.9%	27.63	26.64	3.7%

Operating income per ASK (RASK - CASK)	1.07	1.66	-35.3%	2.47	2.50	-1.0%

1 Adjusted for non-recurring items totaling R$283.3 million incurred in 2Q18 as detailed on page 12.

Operating Expenses

Operating expenses excluding non-recurring items totaled R$2.0 billion, representing an increase of 23.2% over 2Q17. Cost per ASK (CASK) increased 3.9% to 28.23 cents mainly due to the 20.2% increase in fuel prices and the 12.2% average depreciation of the Brazilian real year over year. Excluding fuel, operating expenses per ASK increased 0.3%.

The breakdown of our operating expenses is as follows:

▪  Aircraft fuel increased 35.4% year over year to R$563.0 million mostly due to a 20.2% increase in jet fuel prices, from an average of R$1.88 per liter in 2Q17 to an average of R$2.26 per liter in 2Q18, and to a 7.4% increase in block hours. On a per-ASK basis, aircraft fuel increased 14.2% driven by higher fuel prices, partly offset by the introduction of more fuel-efficient A320neos.

▪  Salaries, wages and benefits increased 14.1% year over year to R$354.7 million mostly due to (i) a 4.1% increase in the number of crewmembers from 10,683 to 11,122 mostly related to the introduction of the A320neo to our fleet and (ii) a 2.5% increase in salaries as a result of collective bargaining agreements with labor unions applicable to all airline employees in Brazil in 2018. On a per-ASK basis, salaries, wages and benefits decreased 3.7%.

▪  Aircraft and other rent expenses totaled R$361.0 million in 2Q18, 24.2% higher than in the same period last year mostly due to (i) the 12.2% average depreciation of the Brazilian real against the U.S. dollar, (ii) an increase in the number of aircraft under operating leases from 103 in 2Q17 to 118 in 2Q18, and (iii) the introduction of 7 A320neos to our fleet over the last twelve months, which are larger aircraft with higher lease rates. On a per-ASK basis, aircraft rent increased 4.8% over 2Q17.

▪  Landing fees increased 21.3% or R$24.8 million in 2Q18 mostly due to the 13.1% increase in the average stage length, from 872 kilometers in 2Q17 to 987 kilometers in 2Q18, and a 69% increase in international departures, which have higher fees. Landing fees per ASK increased 2.3%.

▪  Traffic and customer servicing expenses increased 11.2% or R$9.3 million mostly due to the 3.8% increase in the number of passengers from 5.3 million in 2Q17 to 5.5 million in 2Q18 and an increase in the number of international flights, which have higher catering expenses compared to domestic flights. On a per-ASK basis, traffic and customer servicing expenses decreased 6.2%, mostly due to the 18.6% increase in ASKs partly offset by the increase in the number of passengers.

Second Quarter Results 2018

▪  Sales and marketing increased 13.0%, or R$8.9 million, mostly driven by (i) the 19.9% increase in passenger revenues leading to an increase in credit card fees and commissions, partially offset by credit card credits and (ii) an increase in cargo commissions as a result of the 64% increase in cargo revenue. On a per-ASK basis, sales and marketing decreased 4.7% mostly due to the increase in capacity.

▪  Maintenance materials and repairs increased 13.3% or R$17.2 million mostly due to (i) the 12.2% average depreciation of the Brazilian real against the U.S. dollar, which resulted in higher maintenance expenses, and (ii) a higher number of maintenance events in 2Q18 compared to 2Q17. Maintenance materials and repairs per ASK decreased 4.4%.

▪  Depreciation and amortization increased 4.9% or R$4.0 million, driven by the capitalization of engine overhaul events for owned aircraft during the period partly offset by a lower number of aircraft under finance lease. On a per-ASK basis, depreciation and amortization decreased 11.5%.

▪  Other operating expenses excluding the R$232.1 million loss related to the sale of six E-jets increased 40.2% or R$49.4 million mainly due to (i) an increase in expenses related to training and  accommodations, and (ii) higher IT expenses mostly due to the depreciation of the Brazilian real, which impacted booking fees which are priced in US dollars. On a per-ASK basis, other operating expenses increased 18.2%.

Non-Operating Results

Azul recorded a net financial gain of R$65.7 million in 2Q18 compared to expense net financial loss of R$158.3 million in 2Q17.

Net financial results (R$ million)	2Q18	2Q17	% ∆	1H18	1H17	% ∆

Financial income	11.4	26.2	-56.6%	23.8	34.3	-30.5%
Financial expenses	(93.1)	(138.0)	-32.5%	(182.6)	(277.3)	-34.2%
Derivative financial instruments	300.1	(53.3)	n.a.	313.6	(105.5)	n.a.
Foreign currency exchange, net	(152.7)	6.8	n.a.	(152.9)	33.8	n.a.
Net financial results	65.7	(158.3)	n.a.	2.0	(314.8)	n.a.

Financial income decreased R$14.8 million mostly due to the reduction of the Brazilian risk-free rate (“CDI”) from an average of 10.1% in 2Q17 to 6.4% in 2Q18.

Financial expenses decreased 32.5% to R$93.1 million as a result of (i) the reduction of the Brazilian risk-free rate (“CDI”) from 10.1% in 2Q17 to 6.4% in 2Q18, (ii) a lower average cost of debt from 7.4% to 6.2% and (iii) the reduction in expenses related to advances from credit card receivables from R$5.8 million to R$2.2 million.

Derivative financial instruments resulted in a net gain of R$300.1 million in 2Q18 compared to a loss of R$53.3 million in the same period last year mostly due to a gain of R$216.3 million related to hedges in connection with the issuance of an unsecured U.S. dollar bond.

As of June 30, 2018, Azul had locked in fuel contracts for approximately 15% for the next twelve months consumption through derivative financial instruments and fixed price contracts with our main supplier.

Foreign currency exchange, net. Azul recorded a non-cash foreign currency loss of R$152.7 million, mainly due to the 16.0% depreciation of the Brazilian real from March 31, 2018 to June 30, 2018, resulting in an increase in loans denominated in foreign currency, partially offset by the higher value of the TAP bond and of security deposits and maintenance reserves. Our foreign currency denominated non-aircraft loans are fully hedged and therefore any foreign currency variation associated with these loans are offset and that result is recorded under derivative financial instruments.

Second Quarter Results 2018

Results from related parties transactions, net.  In 2Q18, we recorded a gain of R$122.8 million, mostly due to the increase in fair value of the TAP bond call option, which is convertible into 41.25% of the equity value of the Portuguese carrier.

Liquidity and Financing

Azul closed the quarter with R$3.8 billion in cash, cash equivalents, short-term and long-term investments, and receivables, compared to R$3.4 billion in 1Q18, representing 45.4% of its last twelve months’ revenue.

Compared to the previous quarter, total debt increased R$446.9 million reaching R$3.8 billion, mostly due to (i) the 16.0% depreciation of the Brazilian real from March 31, 2018 to June 30, 2018, resulting in an R$410.1 million increase in foreign currency denominated debt, and (ii) a R$36.8 million net increase in debt.

As announced in the beginning of the year, Azul has hedged 100% of the principal and interest payments for the US$400 million unsecured U.S. dollar denominated bond issued in 2017 to protect itself against currency risk. As of June 30th, 2018 this currency swap was recorded as a net asset of R$216.3 million under long-term derivative financial instrument. Adjusting for this currency swap, total debt was R$ 3.6 billion and our leverage ratio measured as adjusted net debt to EBITDAR would have been 4.0.

Liquidity (R$ million)	2Q18	2Q17	% ∆	1Q18	% ∆
Cash[1]	2,665.5	2,247.2	18.6%	2,277.0	17.1%
Accounts receivable	1,175.7	778.1	51.1%	1,166.1	0.8%
Total Liquidity	3,841.2	3,025.3	27.0%	3,443.1	11.6%
Liquidity as % of LTM adjusted revenues	45.4%	42.3%	+3.1 p.p.	42.5%	+2.9 p.p.
[1] Includes cash and cash equivalents and short-term and long-term investments.

As of June 30, 2018, Azul’s average debt maturity was 4.1 years and the average interest rate for local and dollar-denominated obligations was 6.7% and 5.0%, respectively. Additionally, considering currency swap agreements, approximately 68% of Azul’s total debt and 99% of non-aircraft debt were denominated in Brazilian reais at the end of the quarter.

Azul’s US dollar liability exposure totaled R$1.2 billion, lower than its R$5.7 billion position of assets denominated in foreign currency at the end of the quarter, consisting of (i) R$235.2 million in cash, (ii) R$2.8 billion in aircraft engines and spare parts, (iii) R$1.6 billion in security deposits and maintenance reserves abroad and (iv) a R$1.1 billion TAP bond investment convertible into 41.25% of the Portuguese carrier’s equity. Aircraft, engines, and spare parts are not restated to reflect changes in currency every quarter but are commercialized in dollars.

Loans and financing (R$ million)	2Q18	2Q17	% ∆	1Q18	% ∆

Aircraft financing	1,452.0	1,922.5	-24.5%	1,406.3	3.2%
Other loans, financing and debentures	2,382.5	1,719.3	38.6%	1,981.3	20.3%
% of non-aircraft debt in local currency¹	99.2%	99.0%	+0.2 p.p.	99.2%	+0.0 p.p.
Gross debt	3,834.5	3,641.9	5.3%	3,387.6	13.2%
Short term	542.3	1,101.2	-50.8%	581.6	-6.8%
Long term	3,292.2	2,540.7	29.6%	2,806.0	17.3%
% of total gross debt in local currency¹	67.9%	53.7%	+14.2 p.p.	65.4%	+2.5 p.p.
Operating leases (off-balance sheet)	9,091.6	7,941.2	14.5%	8,598.7	5.7%
Loans and financing adjusted for operating leases	12,926.1	11,583.1	11.6%	11,986.3	7.8%

Second Quarter Results 2018

Azul’s key financial ratios and debt maturity is presented below:

Key financial ratios (R$ million)	2Q18	2Q17	% ∆	1Q18	% ∆

Cash[1]	2,665.5	2,247.2	18.6%	2,277.0	17.1%
Gross debt	3,834.5	3,641.9	5.3%	3,387.6	13.2%
Net debt	1,169.0	1,394.6	-16.2%	1,110.6	5.3%
Capitalized aircraft rent	9,091.6	7,941.2	14.5%	8,598.7	5.7%
Adjusted[2] net debt / EBITDAR (LTM)	4.1	4.5	-8.0%	4.0	3.5%
[1] Includes cash and cash equivalents and short-term and long-term investments.
[2] Net debt adjusted to reflect the capitalization of aircraft rent corresponding to 7x of LTM rent and EBITDAR adjusted to reflect non-recurring items.

Second Quarter Results 2018

Debt maturity (R$ million)

*Adjusted for currency swaps

Second Quarter Results 2018

Fleet and Capital Expenditures

As of June 30, 2018, Azul had a total operating fleet of 121 aircraft consisting of 66 E-jets, 33 ATRs, 15 A320neos, and seven A330s with an average age of 5.9 years. The Company’s contractual fleet totaled 141 aircraft, of which 23 were under finance leases and 118 under operating leases. The 20 aircraft not included in our operating fleet consisted of 15 aircraft subleased to TAP, and five ATRs.

A detailed breakdown of Azul’s total fleet is presented below.

Total Contractual Fleet

Total contractual fleet[1]
Aircraft	Number of seats	2Q18	2Q17	% ∆	1Q18	% ∆
A330	242-271	7	7	0.0%	7	0.0%
A320neo	174	15	8	87.5%	14	7.1%
E-Jets	106-118	75	79	-5.1%	78	-3.8%
ATRs	70	44	46	-4.3%	47	-6.4%
Total[1]		141	140	0.7%	146	-3.4%
% Aircraft under operating leases		83.7%	73.6%	+10.1 p.p.	82.2%	+1.5 p.p.

[1] Includes aircraft subleased to TAP.

Total Operating Fleet

Total operating fleet
Aircraft	Number of seats	2Q18	2Q17	% ∆	1Q18	% ∆
A330	242-271	7	5	40.0%	7	0.0%
A320neo	174	15	8	87.5%	14	7.1%
E-Jets	106-118	66	70	-5.7%	66	0.0%
ATRs	70	33	40	-17.5%	33	0.0%
Total		121	123	-1.6%	120	0.8%

Capex

Capital expenditures totaled R$164.6 million in 2Q18, mostly due to the acquisition of spare parts and the capitalization of engine overhaul events on owned aircraft.

(R$ million)	2Q18	2Q17	% ∆	1H18	1H17	% ∆
Aircraft related	124.8	156.1	-20.0%	335.3	235.6	42.3%
Pre-delivery payments	-	10.9	n.a.	-	48.8	n.a.
Other	39.7	3.6	992.2%	56.9	32.2	76.7%
Acquisition of property and equipment	164.6	170.7	-3.6%	392.2	316.6	23.8%

Second Quarter Results 2018

2018 Outlook

We feel confident about the revenue environment looking forward, however, based on the current fuel and currency trends we believe it is prudent to revise our capacity growth. Therefore, our capacity growth guidance for 2018 is expected to be from 16% to 18%, down from 17% to 20%.

We will continue to replace older generation aircraft with A320neos, which represented 14% of our ASKs in 2017 and are expected to represent 27% of our 2018 total capacity. With the introduction of more seats to our network, we expect CASK ex-fuel to decrease between 1% and 3% year over year.

Operating margin for 2018 is expected to reach 9% to 11%, excluding the impact of non-recurring events.

	Previous	Revised	1H18A
Total ASK growth Domestic International	17% to 20% 8% to 10% 55% to 60%	16% to 18% 7% to 9% 50% to 55%	15.3% 3.2% 76.6%
Departures	3% to 4%	2% to 3%	-2%
CASK ex-fuel	-2% to -4%	-1% to -3%	0.6%
Operating margin*	11% to 13%	9% to 11%	8.2%

*Excludes non-recurring items

Second Quarter Results 2018

Non-Recurring Events

Azul’s 2Q18 results were impacted by non-recurring events totaling R$283.3 million, which the Company believes should not be considered when evaluating the recurring operational performance of the airline. A description of these events and a reconciliation from the recorded to the adjusted financial and operating results are presented below.

Nationwide truck drivers’ strike:

On May 21st, a truckers’ strike disrupted the distribution of fuel supplies throughout the country, affecting flights as well as passengers’ ability to commute to and from airports for a period of approximately 10 days. About 37 airports operated by Azul ran out of fuel and some airports remained closed for three days. The total operational impact of the truckers’ strike on Azul amounted to R$57 million. Of this amount, R$51.2 million represents a loss of revenue and R$5.8 million an increase in expenses recorded under other operating expenses.

E-Jets sale:

We recorded an expense of R$226.3 million under other operating expenses related to the sale of six E-Jets, primarily driven by a non-cash difference between the sale price of those aircraft and their recorded book value. This amount also includes a provision for maintenance expenses expected to be incurred to return these aircraft. Although we recorded a book loss associated with the sale of these aircraft, the sale price of those aircraft was higher than their outstanding debt, and therefore the transaction generated cash for the Company.

2Q18 Non-recurring adjustments	As recorded	Adjustment	Adjusted

Operating revenues	2,017.9	51.2	2,069.1
Passenger revenues	1,905.7	51.2	1,956.9
Operating expenses	2,225.4	(232.1)	1,993.3
Other operating expenses	404.3	(232.1)	172.2
Operating income	(207.5)	283.3	75.8
EBITDAR	238.1	283.3	521.4
Net income	(45.0)	283.3	238.3
Basic net income per PN share (R$)	(0.13)	0.84	0.71
Diluted net income per PN share (R$)	(0.13)	0.82	0.69

RASK (cents)	28.6	0.7	29.3
PRASK (cents)	27.0	0.7	27.7
CASK (cents)	31.5	(3.3)	28.2
CASK ex-fuel (cents)	23.5	(3.3)	20.3
Average fare (R$)	346.1	9.3	355.4
Yield per passenger kilometer (cents)	33.7	0.9	34.6

Second Quarter Results 2018

Conference Call Details

Thursday, August 9, 2018

11h00 (EST) | 12h00 (Brasília time)

USA: +1 412 317-6029

Brazil: +55 11 3193-1001 or +55 11 2820-4001

Code: AZUL

Webcast: www.voeazul.com.br/ir

Replay:

+55 11 3193-1012 or +55 11 2820-4012

Code for English: 6237454#

Code for Portuguese: 7183415#

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of cities served, offers 780 daily flights to 107 destinations. With an operating fleet of 121 aircraft and more than 10,000 crewmembers, the Company has a network of 217 non-stop routes as of June 30, 2018. This year, Azul was awarded best airline in Latin America by TripAdvisor Travelers’ Choice and in 2017, the Company was elected best low cost carrier in South America for the seventh consecutive time by Skytrax. Azul also ranked as most on-time airline in Brazil and most on-time low-cost carrier in the Americas in 2017 according to OAG's Punctuality League, the industry's most comprehensive annual ranking of on-time performance. For more information visit www.voeazul.com.br/ir.

Contact: Investor Relations Tel: +55 11 4831 2880 invest@voeazul.com.br	Media Relations Tel: +55 11 4831 1245 imprensa@voeazul.com.br

Second Quarter Results 2018

Income Statement –IFRS (Unaudited)

Income statement (R$ million)	2Q18	2Q17	% ∆	1H18	1H17	% ∆

OPERATING REVENUES
Passenger	1,905.7	1,632.2	16.8%	4,017.5	3,422.0	17.4%
Other	112.2	85.0	32.0%	213.8	173.5	23.2%
Total operating revenues	2,017.9	1,717.1	17.5%	4,231.3	3,595.5	17.7%

OPERATING EXPENSES
Aircraft fuel	563.0	415.9	35.4%	1,140.2	881.6	29.3%
Salaries, wages and benefits	354.7	310.8	14.1%	688.5	600.8	14.6%
Aircraft and other rent	361.0	290.6	24.2%	688.1	571.1	20.5%
Landing fees	141.1	116.3	21.3%	286.0	231.3	23.7%
Traffic and customer servicing	92.7	83.4	11.2%	190.8	167.5	13.9%
Sales and marketing	77.6	68.6	13.0%	161.9	138.3	17.1%
Maintenance materials and repairs	146.5	129.3	13.3%	269.8	275.3	-2.0%
Depreciation and amortization	84.5	80.6	4.9%	165.7	157.2	5.4%
Other operating expenses	404.3	122.8	229.2%	571.8	264.3	116.3%
Total operating expenses	2,225.4	1,618.4	37.5%	4,162.9	3,287.5	26.6%
Operating income	(207.5)	98.8	n.a.	68.4	308.0	-77.8%
Operating Margin	-10.3%	5.8%	n.a.	1.6%	8.6%	-7.0 p.p.

FINANCIAL RESULT
Financial income	11.4	26.2	-56.6%	23.8	34.3	-30.5%
Financial expenses	(93.1)	(138.0)	-32.5%	(182.6)	(277.3)	-34.2%
Derivative financial instruments	300.1	(53.3)	n.a.	313.6	(105.5)	n.a.
Foreign currency exchange, net	(152.7)	6.8	n.a.	(152.9)	33.8	n.a.
Result from related party transactions, net	122.8	8.9	1,282.7%	180.6	20.6	775.6%
Income before income taxes	(19.1)	(50.6)	-62.3%	251.0	13.9	1,710.0%

Income tax and social contribution	0.3	(0.2)	n.a.	(1.0)	8.3	n.a.
Deferred income tax	(26.2)	12.2	n.a.	(84.4)	(2.4)	3351.3%
Net income	(45.0)	(38.6)	16.5%	165.539	19.7	739.7%
Net margin	-2.2%	-2.3%	+0.0 p.p.	3.9%	0.5%	+3.4 p.p.

Weighted average of preferred equivalent shares	337,749,877	329,957,467	2.4%	336,794,954	298,457,467	12.8%
Fully diluted shares	345,827,617	341,187,184	1.4%	345,333,131	305,717,180	13.0%
Basic net income per PN share (R$)	(0.13)	(0.12)	13.8%	0.49	0.07	644.1%
Diluted net income per PN share (R$)	(0.13)	(0.11)	14.9%	0.48	0.06	643.4%
Basic net income per ADS (R$)	(0.10)	(0.11)	-7.1%	0.38	0.06	500.6%
Diluted net income per ADS (R$)	(0.10)	(0.10)	1.4%	0.37	0.05	586.4%

Note: 2Q18 income statement as reported (does not exclude non-recurring items).

Second Quarter Results 2018

Balance Sheet – IFRS (Unaudited)

(R$ million)	June 30, 2018	June 30, 2017	March 31, 2018
Assets	10,963.5	9,183.7	10,401.3
Current assets	3,423.9	2,639.2	3,103.5
Cash and cash equivalents	849.0	500.9	738.9
Short-term investments	725.3	887.0	627.7
Restricted investments	0.5	86.2	3.9
Trade and other receivables	1,175.7	778.1	1,166.1
Inventories	171.5	129.6	175.1
Assets held for sale	96.6	-	-
Taxes recoverable	177.0	87.3	108.5
Derivative financial instruments	29.7	6.8	12.5
Prepaid expenses	103.3	91.0	104.7
Related Parties	-	-	75.9
Other current assets	95.5	72.2	90.2
Non-current assets	7,539.5	6,544.6	7,297.8
Related parties	11.7	9.5	9.9
Long-term investments	1,090.710	773.1	906.4
Security deposits and maintenance reserves	1,569.381	1,184.8	1,329.7
Derivative financial instruments	461.7	-	430.3
Prepaid expenses	16.6	6.9	9.3
Other non-current assets	272.8	134.5	216.7
Property and equipment	3,144.6	3,483.7	3,434.8
Intangible assets	972.1	952.1	960.7
Liabilities and equity	10,963.5	9,183.7	10,401.3
Current liabilities	3,620.9	3,673.9	3,316.6
Loans and financing	542.3	1,101.2	581.6
Accounts payable	1,097.9	897.1	947.7
Related Parties	-	26.0	-
Air traffic liability	1,469.1	1,027.0	1,271.5
Salaries, wages and benefits	253.8	222.5	250.4
Insurance premiums payable	7.7	6.2	19.5
Taxes payable	29.7	32.5	29.9
Federal tax installment payment program	9.7	6.5	9.7
Derivative financial instruments	41.6	215.5	46.1
Other current liabilities	169.1	139.5	160.1
Non-current liabilities	4,477.2	3,252.3	4,066.0
Loans and financing	3,292.2	2,540.7	2,806.0
Derivative financial instruments	310.3	12.7	384.4
Deferred income taxes	351.9	205.0	364.3
Federal tax installment payment program	100.6	72.3	103.0
Provision for tax, civil and labor risk	80.5	74.2	77.3
Other non-current liabilities	341.6	347.4	330.9
Equity	2,865.4	2,257.5	3,018.7
Issued capital	2,204.9	2,150.1	2,182.5
Capital reserve	1,901.1	1,875.0	1,895.4
Treasury shares	(13.8)	-	(4.1)
Accumulated other comprehensive income (loss)	(135.9)	(14.5)	(9.2)
Accumulated losses	(1,091.0)	(1,753.1)	(1,045.9)

Second Quarter Results 2018

Cash Flow Statement – IFRS (Unaudited)

(R$ million)	2Q18	2Q17	% ∆	1H18	1H17	% ∆

Cash flows from operating activities
Income (loss) for the quarter	(45.0)	(38.6)	16.5%	165.5	19.7	739.7%
Total non-cash adjustments	51.7	211.2	-75.5%	174.5	419.0	-58.4%
Total working capital adjustments	137.1	(329.4)	n.a.	(291.8)	(447.2)	-34.7%
Net cash flows used from operations	143.8	(156.8)	n.a.	48.2	(8.5)	n.a.
Interest paid	(79.9)	(37.3)	114.2%	(105.5)	(159.5)	-33.8%
Net cash used by operating activities	63.8	(194.1)	n.a.	(57.3)	(167.9)	-65.9%

Cash flows from investing activities
Short-term investment	(88.6)	(602.8)	-85.3%	327.7	(505.5)	n.a.
Long-term investment	-	0.0	n.a.	-	1.1	n.a.
Restricted investments	-	(22.0)	n.a.	5.1	48.0	-89.4%
Cash received on sale of property and equipment	153.0	-	n.a.	198.7	112.6	76.4%
Acquisition of intangible	(23.1)	(17.4)	32.7%	(33.9)	(26.5)	28.0%
Acquisition of property and equipment	(164.6)	(170.7)	-3.6%	(392.2)	(316.6)	23.8%
Net cash used in investing activities	(123.3)	(812.9)	-84.8%	105.4	(686.9)	n.a.

Cash flows from financing activities
Loans
Proceeds	98.9	(0.3)	n.a.	98.9	183.3	-46.0%
Repayment	(547.4)	(397.1)	37.9%	(648.4)	(798.2)	-18.8%
Debentures
Proceeds	500.0	197.1	153.6%	500.0	197.1	153.6%
Repayment	(43.5)	-	n.a.	(83.6)	-	n.a.
Redemption of preferred shares	-	-	n.a.	-	(44.7)	n.a.
Related parties	-	(0.5)	n.a.	-	(0.3)	n.a.
Capital increase	22.9	1,254.8	-98.2%	30.9	1,254.8	-97.5%
Treasury shares	(9.7)	-	n.a.	(11.0)	-	n.a.
Loan to shareholder	76.9	-	n.a.	76.9	-	n.a.
Sales and leaseback	11.9	-	n.a.	11.9	-	n.a.
Net cash provided by financing activities	110.0	1,054.0	-89.6%	(24.4)	792.0	n.a.

Exchange gain and (losses) on cash and cash equivalents	59.5	18.9	214.0%	63.0	14.6	330.5%

Increase (decrease) in cash and cash equivalents	110.0	65.9	66.8%	86.6	(48.3)	n.a.

Cash and cash equivalents at the beginning of the period	738.9	435.0	69.9%	762.3	549.2	38.8%
Cash and cash equivalents at the end of the period	849.0	500.9	69.5%	849.0	500.9	69.5%

EBITDAR Reconciliation

R$ million	2Q18	2Q17	% ∆	1H18	1H17	% ∆
Net income	(45.0)	(38.6)	16.5%	165.5	19.7	739.7%
Income taxes	(25.9)	12.0	n.a.	(85.5)	5.8	-1561.8%
Net financial result	65.7	(158.3)	n.a.	2.0	(314.8)	n.a.
Related parties result	122.8	8.9	1282.7%	180.6	20.6	775.6%
Operating income	(207.5)	98.8	n.a.	68.4	308.0	-77.8%
Depreciation and amortization	84.5	80.6	4.9%	165.7	157.2	5.4%
Aircraft and other rent	361.0	290.6	24.2%	688.1	571.1	20.5%
EBITDAR	238.1	470.0	-49.3%	922.2	1,036.2	-11.0%
Non-reccuring adjustments	283.3	-	n.a.	283.3	-	n.a.
Adj. EBITDAR	521.4	470.0	10.9%	1,205.5	1,036.2	16.3%

Second Quarter Results 2018

Glossary

Aircraft Utilization
Average number of block hours per day per aircraft operated.

Available Seat Kilometers (ASK)

Number of aircraft seats multiplied by the number of kilometers flown.

Completion Factor

Percentage of accomplished flights.

Cost per ASK (CASK)
Operating expenses divided by available seat kilometers.

Cost per ASK ex-fuel (CASK ex-fuel)

Operating expenses divided by available seat kilometers excluding fuel expenses.

EBITDAR

Earnings before interest, taxes, depreciation, amortization, and aircraft rent. A common metric used in the airline industry to measure operating performance.

Load Factor

Number of passengers as a percentage of number of seats flown (calculated by dividing RPK by ASK).

Revenue Passenger Kilometers (RPK)

One-fare paying passenger transported one kilometer. RPK is calculated by multiplying the number of revenue passengers by the number of kilometers flown.

Passenger Revenue per Available Seat Kilometer (PRASK)

Passenger revenue divided by available seat kilometers (also equal to load factor multiplied by yield).

Revenue per ASK (RASK)
Operating revenue divided by available seat kilometers.

Stage Length
The average number of kilometers flown per flight.

Trip Cost
Average cost of each flight calculated by dividing total operating expenses by total number of departures.

Yield

Average amount paid per passenger to fly one kilometer. Usually, yield is calculated as average revenue per revenue passenger kilometer, or cents per RPK.

Second Quarter Results 2018

This press release includes estimates and forward-looking statements within the meaning of the U.S. federal securities laws. These estimates and forward-looking statements are based mainly on our current expectations and estimates of future events and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our preferred shares, including in the form of ADSs. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to many significant risks, uncertainties and assumptions and are made in light of information currently available to us. In addition, in this release, the words “may,” “will,” “estimate,” “anticipate,” “intend,” “expect,” “should” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. Azul is not under the obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors.  Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements.  In light of the risks and uncertainties described above, the future events and circumstances discussed in this release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

In this press release, we present EBITDAR, which is a non-IFRS performance measure and is not a financial performance measure determined in accordance with IFRS and should not be considered in isolation or as alternatives to operating income or net income or loss, or as indications of operating performance, or as alternatives to operating cash flows, or as indicators of liquidity, or as the basis for the distribution of dividends. Accordingly, you are cautioned not to place undue reliance on this information.

This metric is included as supplemental disclosure because (i) we believe EBITDAR is traditionally used by aviation analysts and investors to determine the equity value of airlines and (ii) EBITDAR is one of the metrics used in our debt financing instruments for financial reporting purposes. We believe EBITDAR is useful for equity valuation purposes because (i) its calculation isolates the effects of financing in general, as well as the accounting effects of capital spending and acquisitions (primarily aircraft) which may be acquired directly subject to acquisition debt (loans and finance leases) or by operating leases, each of which is presented differently for accounting purposes and (ii) using a multiple of EBITDAR to calculate enterprise value allows for an adjustment to the balance sheet to recognize estimated liabilities arising from off-balance sheet operating leases. However, EBITDAR is not a financial measure in accordance with IFRS, and should not be viewed as a measure of overall performance or considered in isolation or as an alternative to net income, an alternative to operating cash flows, a measure of liquidity, or the basis for dividend distribution because it excludes the cost of aircraft and other rent and is provided for the limited purposes contained herein.

The valuation measure EBITDAR has limitations as an analytical tool. Some of these limitations are: (i) EBITDAR does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments; (ii) EBITDAR does not reflect changes in, or cash requirements for, our working capital needs; (iii) EBITDAR does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts; (iv) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and EBITDAR does not reflect any cash requirements for such replacements; and (v) is susceptible to varying calculations and therefore may differ materially from similarly titled measures presented by other companies in our industry, limiting their usefulness as comparative measures. Because of these limitations EBITDAR should not be considered in isolation or as a substitute for financial measures calculated in accordance with IFRS. Other companies may calculate EBITDAR differently than us.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    August 9, 2018

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer